UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Comerica Incorporated

NAME OF PERSONS RELYING ON EXEMPTION: HoldCo Asset Management, LP, HoldCo Opportunities Fund V, L.P., VM GP X LLC, VM GP II LLC, Michael Zaitzeff, and Vikaran Ghei (collectively, “HoldCo”)

ADDRESS OF PERSON RELYING ON EXEMPTION: 515 East Las Olas Blvd., Suite 1010, Fort Lauderdale, Florida 33301

WRITTEN MATERIALS: The following written materials are attached:

Press Release, dated December 22, 2025

Presentation, dated December 22, 2025, attached hereto as Exhibit 1

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. HoldCo is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by HoldCo.

PLEASE NOTE: HoldCo is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

HOLDCO ASSET MANAGEMENT RELEASES PRESENTATION TO THE BOARD OF DIRECTORS OF COMERICA INC.

Believes the Company’s Revised Disclosures Underscore the Board’s Failure to Run a Comprehensive Review Process Aimed at Maximizing Value

Highlights that Updated Disclosures Confirm HoldCo’s Concerns That Sale Process Was Rushed and Designed to Neutralize Potential Proxy Contest

Continues to Believe There is Limited Downside To Voting Against the Merger

FORT LAUDERDALE, Fla., Dec. 22, 2025 - Today, HoldCo Asset Management, LP (“HoldCo”), a Florida-based investment firm managing approximately $2.6 billion in regulatory assets under management, released a presentation to the Board of Directors of Comerica Inc. entitled “When The Bank Was Healthy But The Board Got Scared.”

The presentation may be found at the following link:

https://holdcoam.co/CMA_Dec22

Vik Ghei and Misha Zaitzeff, Co-Founders of HoldCo, noted:

“We continue to recommend that shareholders vote ‘NO.’

On December 18, Comerica amended its Proxy Statement to add roughly 2,200 words of new “Background of the Mergers” disclosure—a 77% increase—that, in our view, corrects a previously misleading and scant description of the process.

The supplemental disclosures demonstrate to us that the timing of the sales process—designed to neutralize a proxy contest—and Mr. Farmer’s personal compensation package, rather than shareholder value maximization, were the primary drivers of the transaction. Comerica’s Board repeatedly stressed timing concerns in the face of HoldCo’s pending proxy fight, looking to ward off an imminent board refresh and the possible termination of the CEO, the same individual responsible for solely negotiating the sale process.

Only 17 days elapsed between the initial merger discussion and execution of the merger agreement. This is, by a wide margin, the fastest bank merger timeline since the 2008 global financial crisis.

Critically, the supplemental disclosures also show that the Board ultimately rejected alternative proposals, including from ‘Institution A,’ which involved an expedited—but apparently not quite fast enough—timeline that would not have foreclosed the proxy contest and contemplated the possibility of a transitional post-closing employment role for Mr. Farmer. Instead, the Board chose Fifth Third’s much faster timeline and its more appealing offer for Mr. Farmer, including a rich compensation package and a Vice Chairman position, and did not return to Institution A to solicit an improved proposal.

Most importantly, we continue to believe the downside to voting down the merger is limited. A ‘NO’ vote does not, by itself, terminate the transaction, nor does it permit either party to immediately walk away. Under the merger agreement, Comerica and Fifth Third are required to use their reasonable best efforts to restructure and resubmit the transaction. Given the unprecedented nature of a transaction with no tangible book value dilution, we believe there is substantial room for improvement—either from Fifth Third or from a third party—should shareholders reject the current terms.”

As ISS itself states (emphasis added)1:

“It is important to establish that disclosure in the initial proxy statement was limited and did not provide shareholders with sufficient information. For instance, the disclosure lacked specific details regarding the initial valuation ranges provided by FITB and Financial Institution A, the depth of the board’s understanding of potential counterparties and their abilities to execute a transaction, and the extent of due diligence conducted by CMA and FITB over a compressed timeline...”

“In certain cases, staged disclosure of key information through supplemental filings could provide shareholders with a reason to question other aspects of a transaction…”

“The dissident deserves credit for its campaign. To begin with, a review of the timeline suggests that the dissident’s call for CMA to consider a sale and its intention to run a proxy fight may have been catalysts that prompted the board to evaluate a transaction. In addition, the dissident rightly called for the board to provide additional disclosure, which CMA has since filed. This additional disclosure answered important questions about the advisability of the transaction. All of this is to say that it appears the dissident’s campaign pushed an underperforming bank to explore a sale...”

Vik Ghei and Misha Zaitzeff further noted:

“While we believe ISS erred in recommending the merger—placing excessive weight on headline share-price premium and insufficient weight on CMA’s clear undervaluation based on standard merger metrics—we appreciate ISS’s acknowledgment that additional disclosure was required and, critically, that HoldCo’s campaign was likely the reason the sale process occurred at all.

Accordingly, we continue to recommend a ‘NO’ vote—a decision with limited downside and a meaningful likelihood of achieving a substantially higher valuation for shareholders. Our July analysis, using standard 3-year TBV earn back metrics from recent bank deals and updated for Fifth Third’s current stock price, suggests fair value for Comerica in a sale could approach $120 per share, materially above today’s implied consideration.”

In the presentation, HoldCo disclosed that it owns common stock of Comerica Inc. (NYSE: CMA) and consequently has an economic interest in the price of these securities.

About HoldCo Asset Management, LP

HoldCo Asset Management, LP is an investment adviser located in Fort Lauderdale, Florida. HoldCo was founded by Vik Ghei and Misha Zaitzeff. HoldCo currently has approximately $2.6 billion of regulatory assets under management.

Disclaimer

As of the publication date of this report, a fund managed by HoldCo has a long position in Comerica Inc. through ownership of its common stock. HoldCo may change its views about its investment positions in Comerica Inc. at any time, for any reason or no reason, and at any time may change the form or substance of any of its related or unrelated investment positions. If it does so, it will not be under obligation to inform anyone and does not intend to do so unless required by law.

1 Permission to quote neither sought nor obtained.

All content in this press release and referenced presentations represent the opinions of HoldCo and are for discussion and general information purposes only. HoldCo has obtained all information herein from publicly available sources, and such information is presented “as is,” without warranty of any kind whether express or implied. All data and other information are not warranted as to completeness or accuracy and reflect HoldCo’s views as of this date, all of which are accordingly subject to change without notice.

This document is not intended to be, nor should it be construed as, a marketing or solicitation vehicle for HoldCo or any fund managed by HoldCo, and it is not investment advice, an investment recommendation, or an offer to buy or sell or the solicitation of an offer to buy or sell any securities, including without limitation any interests in a fund managed by and/or associated with HoldCo. Any offer or solicitation may only be made pursuant to a private placement memorandum, agreement of limited partnership, or similar or related documents, which will only be provided to qualified offerees and should be reviewed carefully and in their entirety by any such offerees prior to making or considering a decision to invest in any HoldCo managed fund.

The information contained in this document may include, or incorporate by reference, forward-looking statements, which would include any statements that are not statements of historical fact. These forward-looking statements may turn out to be wrong and can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors. There can be no assurance that forward-looking statements will materialize or that actual results will not be materially different than those presented.

This is not a solicitation of authority to vote your proxy. Do not send us your proxy card. HoldCo is not asking for your proxy card and will not accept proxy cards if sent. HoldCo is not able to vote your proxy, nor does this communication contemplate such an event.